Exhibit 99.1

AETERNA zentaris announces positive Results In Dose-finding
pediatric study of Macimorelin

– Positive results provide clinical framework to advance the Company’s Pediatric
Investigation Plan for macimorelin as a growth hormone deficiency diagnostic –

– Pediatric PK/PD profile of macimorelin proved to be in the expected range and generally comparable to data in adults –

– Planned safety and efficacy Study P02 expected to commence in Q4 2020 –

CHARLESTON, S.C., Apr. 06, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced positive results for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of child-onset growth hormone deficiency (“CGHD”).

This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the European Medicines Agency (“EMA”) in the Company’s Pediatric Investigation Plan (“PIP”) for macimorelin. The goal of Study P01 was to establish a dose that could both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD.

“The completion of Study P01 is a noteworthy accomplishment in our pediatric development program for macimorelin. We are pleased with the final results of Study P01 which demonstrated positive safety and tolerability data for use of macimorelin in child-onset growth hormone deficiency. Furthermore, the PK/PD data observed are in the range as expected from the adult studies, which bolsters our confidence in the potential of macimorelin to address the significant market expansion opportunity. With the results from Study P01 in hand, we have the necessary data as a promising basis for test validation Study P02,” said Dr. Klaus Paulini, Chief Executive Officer of Aeterna Zentaris.

Study P01 was an international, multicenter study conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. In three cohorts comprising 8 subjects each, macimorelin doses of 0.25, 0.5 and 1.0 mg/kg body weight were investigated. In accordance with the study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative GH stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed: following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The completed study included 24 subjects aged 4 to 15 years. In the subjects who completed the study in accordance with the protocol, macimorelin demonstrated an excellent safety and tolerability profile. There were 88 adverse events (“AE”) reported in 23 subjects, none of which was assessed by the investigator as related to macimorelin. The majority of AEs (approximately 70%) were expected side effects related to the hypoglycemia introduced by the Insulin Tolerance Test. No significant changes in ECG parameters and safety laboratory values were noted in any of the three dosing cohorts.

The pharmacokinetic and pharmacodynamic profile of macimorelin proved to be in the expected range and in general comparable to data in adults.

“In Cohort 3, all eight subjects presented a prominent exposure to macimorelin in their PK data as well as growth hormone (GH) values above a threshold of 10ng/mL, which is the upper cut-off point in children for the pediatric GHSTs,” commented, Dr. Nicola Ammer, Chief Medical Officer of Aeterna Zentaris. “Based on these data, and in line with faster metabolism in children, a macimorelin dose of 1.0 mg/kg was identified as the dose to be evaluated in the second study AEZS-130-P02 (“Study P02”) on diagnostic efficacy and safety of macimorelin as GHD diagnostic in children.”

For more information about Study P01, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23.

About Macimorelin

Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of macimorelin for the assessment of GHD.

In December 2017, the United States Food and Drug Administration (“FDA”) granted Aeterna Zentaris marketing approval for macimorelin to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ has been granted Orphan Drug designation by the FDA for diagnosis of AGHD. In January 2019, the European Commission granted marketing authorization for macimorelin to Aeterna Zentaris for diagnosis of growth hormone deficiency in adults. In March 2017, the Pediatric Committee of the EMA agreed to the Company’s PIP for macimorelin, a prerequisite for filing a marketing authorization application for any new medicinal product in Europe.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit the Company’s website at www.zentaris.com.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the Company’s product development, clinical and regulatory timelines, market opportunity, competitive position, possible or assumed future results of operations, business strategies, potential growth opportunities and other statement that are predictive in nature. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions.

These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential, “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those set forth in the Company’s filings with the Securities and Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com